SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	RESULTS OF ANNUAL GENERAL MEETING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 17, 2016

COMPANY ANNOUNCEMENT

(ASX: PBT)

RESULTS OF ANNUAL GENERAL MEETING

Thursday, 17th November 2016

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried on a show of hands.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the proxy votes received for each resolution considered by Members of the Company at the Annual General Meeting held today at 09.30am.

	Resolutions	For	Against	Abstain	Proxy's Discretion*	Total Valid Proxies Received	For Percentage
1	Adoption of Remuneration Report	41,599,744	7,272,103	7,184,601	732,544	49,604,391	85.34%
2	Re-election of Director – Mr Brian Meltzer	49,993,746	6,322,342	1,178,360	18,405,010	74,721,098	91.54%
3	Approval of 10% Placement Issue	43,481,645	10,062,608	4,148,995	18,206,210	71,750,463	85.98%

* The Chairman voted undirected proxies in his control in favour of all resolutions.

** Note: Resolutions 1 and 3 are special resolutions and required 75% approval to be passed. This threshold has been achieved and both resolutions passed.

On behalf of the Board

Phillip Hains

Company Secretary

Prana Biotechnology Limited

Suite 1, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 5254 Facsimile: 61 3 9822 7735